

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 17, 2009

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

> **Re: eMagin Corporation**
> **Registration Statement on Form S-1**
> **Filed June 22, 2009**
> **File No. 333-160147**

Dear Mr. Sculley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Moriah Capital Loan Agreement and Amendments, page 27

1.   We note the put options mentioned in the fourth paragraph of this section and section 6 of exhibit 10.59. Please tell us the purpose of section 6 of exhibit 10.59. It appears that, in substance, the investor has not irrevocably purchased the shares. If so, it is premature to register the shares for resale.

Selling Stockholders, page 53

2.   With a view toward clarified disclosure, please provide us a table that shows clearly:

- when each selling stockholder acquired the securities being offered for resale. In each case that the securities being offered currently or previously were issuable upon exercise or conversion of another security, please also address this comment as if it applies to your sale of that other convertible or exercisable security to the selling stockholders,

- the amount of consideration you received for the offered securities,

- the nature of the transaction in which you sold the offered securities,

- where you describe in this prospectus the transaction in which you sold the selling stockholder the offered securities, and

- how to reconcile the number of offered securities mentioned in the selling stockholders' table with that prospectus description of the transaction.

3.   Given the nature and size of the transaction being registered registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your response the effect on your analysis of:

- your relationships with the selling stockholders,

- relationships among the selling stockholders,

- the exercise price of warrants related to the offered securities,

- the price that each selling stockholder paid for the offered securities (after deducting amounts that you have paid or will pay the selling stockholder or parties related to the selling stockholder in the form of fees or otherwise) relative to the market price of your securities at the time that the selling stockholder acquired the security,

- the existence of put rights, and

- prior registration statements registering securities for sale by these selling stockholders.

In this regard, if you are seeking to register an offering pursuant to Rule 415, please tell us why you have not checked the Rule 415 box on the facing page of the registration statement.

4.   Please provide us, with a view toward disclosure in the prospectus, tabular disclosure comparing:

- the number of shares outstanding that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

- the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

- the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

5.   Please provide us a table that clearly identifies for each selling stockholder the number of offered securities that were registered for sale in a prior registration statement, the file number of that prior registration statement, and the date that you filed the registration statement. If that prior registration statement was withdrawn, please tell us the reason for the withdrawal and what has changed since the withdrawal that caused you to file this registration statement.

6.   We note the statement in the third paragraph of this section that "[e]xcept as described below, the selling stockholders do not have and within the past three years have not had" any material relationships with you; however, it does not appear that you included disclosure of such relationships below that statement. For example, we note your relationship with Moriah Capital disclosed on page 27 of this filing.

7.   With respect to the shares offered for resale by each selling stockholder that is an entity, please disclose the natural person or persons who exercise the sole or

shared voting and/or dispositive powers with respect to the shares offered by that stockholder. For example, who is the natural person with voting power over the shares held in the name of Alexandra Global Master Fund? Who is the natural person that beneficially owns the shares held in the name of Moriah Capital?

8.   Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

9.   Please tell us how you determined the beneficial ownership of Stillwater LLC before the offering given that you registered for resale 2,438,096 shares on behalf of Stillwater LLC in the Form S-1 declared effective on February 17, 2009. We note the beneficial ownership of Stillwater LLC disclosed in this filing is the same as in your Form S-1 declared effective on February 17, 2009. Has Stillwater not sold any shares previously registered for resale?

Exhibits and Financial Statement Schedules, page 102

10.   We note the statement on page 107 that exhibit 10.61 is "filed herewith;" however, you did not file the agreement as an exhibit to this filing. Please ensure that your exhibit index clearly and accurately identifies where investors can find your exhibits.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.